EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
(dollars in millions)	2017	2016	2017	2016
Earnings before income taxes	$3,430	$2,932	$6,560	$5,633
Fixed charges	352	317	684	618
Total earnings available for fixed charges	$3,782	$3,249	$7,244	$6,251

Fixed Charges:
Interest expense	$301	$271	$584	$530
Interest component of rental payments	51	46	100	88
Total fixed charges	$352	$317	$684	$618
Ratio of earnings to fixed charges	10.7	10.2	10.6	10.1
The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.